Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2023 Financial Results

Hong Kong, November 15, 2023 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2023.

Third Quarter 2023 Financial Highlights

●	Total revenues were US$23.9 million, representing an increase of 31.0% from US$18.2 million in the third quarter of 2022.

●	Gross profit was US$12.2 million, representing an increase of 40.6% from US$8.7 million in the third quarter of 2022.

●	Income from operations was US$3.3 million, compared to a loss from operations of US$4.8 million in the third quarter of 2022.

●	Net Income was US$3.5 million, compared to a net loss of US$4.6 million in the third quarter of 2022.

●	Adjusted net income (non-GAAP) was US$3.8 million, compared to an adjusted net income of US$0.6 million in the third quarter of 2022.

●	Adjusted EBITDA (non-GAAP) was US$4.1 million, compared to an adjusted EBITDA of US$0.9 million in the third quarter of 2022.

Third Quarter 2023 Operational Highlights

●	Total data consumed in the third quarter through the Company’s platform was 46,630 terabytes (6,964 terabytes procured by the Company and 39,666 terabytes procured by our business partners), representing an increase of 0.9% from 46,234 terabytes in the third quarter of 2022.

●	Average daily active terminals in the third quarter were 325,078 (12,018 owned by the Company and 313,060 owned by our business partners), representing an increase of 9.3% from 297,501 in the third quarter of 2022. 50.4% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 49.6% of daily active terminals were from uCloudlink 2.0 local data connectivity services during the third quarter of 2023. Average daily data usage per terminal was 1.56 GB in September 2023.

●	As of September 30, 2023, the Company had served 2,539 business partners in 63 countries and regions. The Company had 181 patents with 145 approved and 36 pending approval, while the pool of SIM cards was from 367 MNOs globally as of September 30, 2023.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, said, “We delivered another strong set of results in the third quarter of 2023, posting a 31% year-over-year increase in total revenues and a sixth consecutive quarter of positive cash flow from operations. Revenues from our uCloudlink 1.0 business re-accelerated, driven primarily by the recovery of international travel and the growth of our international data connectivity services in major markets including Japan and mainland China. While outbound travel from China remained soft during the third quarter of 2023, Chinese who resumed overseas travel during the peak summer holiday season increasingly chose to use our Roamingman brand services and are accounting for a growing share of our international data connectivity services. Taking advantage of this opportunity, we launched a new GlocalMe SIM card and a GPS tracker-enabled portable Wi-Fi terminal that we believe is the smallest one in the world so far, on the market during this quarter, as well as piloted an eSIM solution in October 2023. At the same time, we enhanced the user experience and expanded our user base, leveraging our competitive 5G roaming solutions and the artificial intelligence-powered services feature embedded in one of our portable Wi-Fi terminals. Our innovative portfolio of data connectivity solutions continues to drive our improving financial performance and has enabled us, together with our business partners, to expand our market share and strengthen our market position.”

Mr. Chen continued, “The strong rebound in data connectivity services is fueling our continued expansion into new application scenarios to support the long-term development of our mobile data traffic sharing marketplace. We have successfully expanded the daily life application scenarios that our GPS-enabled portable Wi-Fi terminal can cater to, as we continue to roll out additional upgrades and features. In the field of Internet of Things (‘IoT’), we have also made significant progress in expanding the number of third-party devices utilizing our cloud SIM technology-powered IoT solutions in Japan during the quarter. Looking ahead, the coming upgrades to our customer premises equipment will unlock additional opportunities for us in the fixed broadband space. In addition, we plan to launch various hyper-connectivity solutions compatible with cloud SIM, soft SIM and eSIM technologies. We are making solid progress in our strategic transition from hyper-connectivity solutions towards a diverse suite of PaaS and SaaS solutions that enables everyone to enjoy a more intelligent and convenient life through our reliable and high-quality data connections.”

Third Quarter 2023 Financial Results

Revenues

Total Revenues were US$23.9 million, representing an increase of 31.0% from US$18.2 million in the same period of 2022.

●	Revenues from services were US$16.6 million, representing an increase of 31.9% from US$12.6 million in the same period of 2022. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$13.8 million, representing an increase of 37.5% from US$10.1 million in the same period of 2022. This increase was primarily attributable to (i) an increase in revenues from international data connectivity services to US$11.4 million in the third quarter of 2023 from US$8.0 million in the same period of 2022, as the recovery of international travel accelerated, and (ii) an increase in revenues from local data connectivity services to US$2.4 million in the third quarter of 2023 from US$2.1 million in the same period of 2022, as the Company continued to develop the local data connectivity services business.

●	Revenues from PaaS and SaaS services were US$2.3 million, representing a decrease of 2.0% from US$2.4 million in the same period of 2022.

●	Revenues from sales of products were US$7.3 million, representing an increase of 29.0% from US$5.6 million in the same period of 2022, primarily attributable to the increase in sales of terminals.

●	Geographic Distribution

During the third quarter of 2023, as a percentage of our total revenues, Japan contributed 44.2%, North America contributed 26.3%, Mainland China contributed 17.2%, and other countries and regions contributed the remaining 12.3%, compared to 35.1%, 41.5%, 2.4% and 21.0%, respectively, in the same period of 2022.

Cost of Revenues

Cost of revenues was US$11.7 million, representing an increase of 22.3% from US$9.5 million in the same period of 2022. This increase was generally in line with the growth of our total revenues during the third quarter of 2023.

●	Cost of services was US$7.3 million, representing an increase of 38.0% from US$5.3 million in the same period of 2022.

●	Cost of products sold was US$4.4 million, representing an increase of 2.6% from US$4.2 million in the same period of 2022.

Gross Profit

Overall gross profit was US$12.2 million, compared to US$8.7 million in the same period of 2022. Overall gross margin was 51.2% in the third quarter of 2023, compared to 47.7% in the same period of 2022.

Gross profit on services was US$9.3 million, compared to US$7.3 million in the same period of 2022. Gross margin on services was 55.9% in the third quarter of 2023, compared to 57.9% in the same period of 2022.

Gross profit on sales of products was US$2.9 million, compared to US$1.4 million in the same period of 2022. Gross margin on sales of products was 40.1% in the third quarter of 2023, compared to 24.7% in the same period of 2022.

Operating Expenses

Total operating expenses were US$9.2 million, compared to US$7.9 million in the same period of 2022.

●	Research and development expenses were US$1.6 million, representing an increase of 8.4% from US$1.5 million in the same period of 2022, primarily due to an increase of US$0.3 million in staff costs, which was partially offset by a decrease of US$0.1 million in share-based compensation expenses.

●	Sales and marketing expenses were US$3.8 million, representing an increase of 77.3% from US$2.1 million in the same period of 2022, primarily due to an increase of US$1.3 million in promotional fees and an increase of US$0.3 million in staff costs.

●	General and administrative expenses were US$3.8 million, representing a decrease of 11.0% from US$4.3 million in the same period of 2022, primarily attributable to a decrease of US$1.2 million in bad debt provision, which was partially offset by an increase of US$0.6 million in staff costs.

Income/(Loss) from Operations

Income from operations was US$3.3 million, compared to a loss from operations of US$4.8 million in the same period of 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$4.1 million, compared to US$0.9 million in the same period of 2022.

Net Interest Expenses

Net interest expenses were US$0.01 million, compared to net interest expenses of US$0.02 million in the same period of 2022.

Net Income/(Loss)

Net income was US$3.5 million, compared to a net loss of US$4.6 million in the same period of 2022.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$3.8 million, compared to an adjusted net income of US$0.6 million in the same period of 2022.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.09 in the third quarter of 2023, compared to basic and diluted loss per ADS of US$0.15 in the same period of 2022.

Cash and Cash Equivalents and Short-Term Deposits

As of September 30, 2023, the Company had cash and cash equivalents of US$20.3 million, compared to cash and cash equivalents and short-term deposits of US$18.8 million as of June 30, 2023. This increase was primarily attributable to the net inflow of US$2.8 million from operations and net proceeds of US$0.7 million from bank borrowings, which were partially offset by a repayment of US$0.9 million for bank borrowings and an outflow of US$0.8 million for procurement of property and equipment.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.8 million compared to US$0.1 million in the same period of 2022.

Business Outlook

For the fourth quarter of 2023, UCLOUDLINK expects total revenues to be between US$22.0 million and US$26.2 million, representing an increase of 12.2% to 33.7% compared to the same period of 2022.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks. We will continue to carefully monitor COVID-19 related factors.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call to discuss its financial results at 8:30 a.m. U.S. Eastern Time on Wednesday, November 15, 2023 (9:30 p.m. Beijing Time on the same day).

Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until November 15, 2024 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	4372380

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Jacob Schindler, Assistant Vice President
Tel: +852 2117 0861
E-mail: jacob.schindler@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	14,921	20,256
Short-term deposit	197	-
Accounts receivable, net	5,961	7,416
Inventories	3,624	2,383
Prepayments and other current assets	4,255	5,182
Other investments	11,690	6,946
Amounts due from related parties	698	2,413
Total current assets	41,346	44,596
Non-current assets
Prepayments	688	344
Long-term investments	1,711	1,906
Other investments	-	4,471
Property and equipment, net	1,181	2,386
Right-of-use assets, net	206	1,863
Intangible assets, net	802	677
Total non-current assets	4,588	11,647
TOTAL ASSETS	45,934	56,243

LIABILITIES
Current liabilities
Short term borrowings	2,876	2,396
Accrued expenses and other liabilities	24,014	23,015
Accounts payable	6,832	8,603
Amounts due to related parties	1,481	1,320
Contract liabilities	1,052	946
Lease liabilities	184	811
Total current liabilities	36,439	37,091
Non-current liabilities
Lease liabilities	-	1,045
Other non-current liabilities	204	160
Total non-current liabilities	204	1,205
TOTAL LIABILITIES	36,643	38,296

SHAREHOLDERS’ EQUITY
Class A ordinary shares	12	12
Class B ordinary shares	6	6
Additional paid-in capital	236,774	239,677
Accumulated other comprehensive income	1,876	2,987
Accumulated losses	(229,377)	(224,735)
TOTAL SHAREHOLDERS’ EQUITY	9,291	17,947
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,934	56,243

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Revenues	18,213	23,863	51,850	63,846
Revenues from services	12,608	16,631	33,692	43,643
Sales of products	5,605	7,232	18,158	20,203
Cost of revenues	(9,531)	(11,656)	(29,378)	(33,173)
Cost of services	(5,309)	(7,326)	(15,256)	(18,355)
Cost of products sold	(4,222)	(4,330)	(14,122)	(14,818)
Gross profit	8,682	12,207	22,472	30,673
Research and development expenses	(1,476)	(1,600)	(6,577)	(4,457)
Sales and marketing expenses	(2,135)	(3,786)	(7,425)	(10,223)
General and administrative expenses	(4,295)	(3,824)	(12,283)	(11,125)
Other (expense)/income, net	(5,523)	322	(14,299)	(423)
(Loss)/income from operations	(4,747)	3,319	(18,112)	4,445
Interest income	3	12	8	36
Interest expenses	(27)	(25)	(373)	(105)
Amortization of beneficial conversion feature	220	-	(236)	-
(Loss)/income before income tax	(4,551)	3,306	(18,713)	4,376
Income tax expense	(39)	(23)	(158)	(67)
Share of (loss)/profit in equity method investment, net of tax	(6)	202	71	333
Net (loss)/income	(4,596)	3,485	(18,800)	4,642
Attributable to:
Equity holders of the Company	(4,596)	3,485	(18,800)	4,642

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.02)	0.01	(0.06)	0.01
Diluted	(0.02)	0.01	(0.06)	0.01

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.15)	0.09	(0.64)	0.13
Diluted	(0.15)	0.09	(0.64)	0.13

Shares used in loss per Class A and Class B ordinary share computation:
Basic	305,261,095	372,334,114	294,781,350	370,796,417
Diluted	305,261,095	372,334,114	294,781,350	370,796,417

Net (loss)/income	(4,596)	3,485	(18,800)	4,642
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	2,003	(200)	3,835	1,111
Total comprehensive (loss)/income	(2,593)	3,285	(14,965)	5,753

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Net cash generated from/(used in) operating activities	1,183	2,765	(793)	7,820
Net cash used in investing activities	(69)	(834)	(248)	(1,511)
Net cash (used in)/generated from financing activities	(398)	(252)	6,604	(394)
Increase in cash and cash equivalents	716	1,679	5,563	5,915
Cash and cash equivalents at beginning of the period	11,985	18,628	7,868	14,921
Effect of exchange rates on cash and cash equivalents	(353)	(51)	(1,083)	(580)
Cash and cash equivalents at end of the period	12,348	20,256	12,348	20,256

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income
Net (loss)/income	(4,596)	3,485	(18,800)	4,642
Add: share-based compensation	600	520	2,311	2,854
fair value loss/(gain) in other investments	4,627	(12)	11,358	272
Less: share of loss/(profit) in equity method investment, net of tax	6	(202)	(71)	(333)
Adjusted net income/(loss)	637	3,791	(5,202)	7,435

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(4,596)	3,485	(18,800)	4,642
Add:
Interest expense	27	25	373	105
Income tax expense	39	23	158	67
Depreciation and amortization	241	303	763	750
EBITDA	(4,289)	3,836	(17,506)	5,564
Add: share-based compensation	600	520	2,311	2,854
fair value loss/(gain) in other investments	4,627	(12)	11,358	272
Less: share of loss/(profit) in equity method investment, net of tax	6	(202)	(71)	(333)
Adjusted EBITDA	944	4,142	(3,908)	8,357